Exhibit 100.1

NICE Reports a Surge in Usage of Self-Service Scheduling to Accommodate Rapid
Shift-Swap and Extra Hours Due to COVID-19

NICE EEM cloud solution that enables scheduling flexibility recorded 400% increase in volume changes as contact centers move to work from home and in race to respond to consumer interaction surge

Hoboken, N.J., March 31, 2020 – NICE (Nasdaq: NICE) today announced that it is seeing a significant uptake in agents adapting their contact center schedules in response to the recent outbreak of COVID-19. Agents were highly engaged in helping their contact centers rapidly meet the unprecedented change in demand by leveraging NICE’s Employee Engagement Manager (EEM) solution. NICE EEM provided agents with exceptional scheduling flexibility while simultaneously improving staffing levels and increasing productivity. As a result, organizations using NICE EEM are showing increases in average daily self-service schedule change rates as high as 193%, addressing the fluctuating staffing needs as employees move to remote working environments due to COVID-19. This trend is being seen across multiple verticals including Healthcare, Telecom, BPO, Financial Services, Insurance, High Tech, Travel and more.

In addition to changing their schedules to be available for their contact center, agents also relied heavily on flexible self-scheduling capabilities such as the automated self-swap of hours, which increased in average volume by 90%, as a proportion of all self-service scheduling. The automated self-swap has enabled optimized staffing levels by allowing agents to instantly move shift intervals within the same day or between days while maintaining aggregate hours worked. Organizations are also reporting high rates of success with agents self-scheduling for extra hours, doubling on average. In addition, a 43% average reduction in voluntary time off over this period, compared to previous weeks, has been reported.

As self-service scheduling usage increased across all verticals, specific industries demonstrated exceptional elasticity in staffing responsiveness. In the banking industry, agent initiated self-swaps increased by 408%. At a major telecom service provider, total self-service schedule changes overall increased by 700%, with agent initiated extra hours increasing in volume by 1012%.

Barry Cooper, Enterprise Group President, commented, "It's truly remarkable to see contact center employees adapt in this exceptional time of change and uncertainty. We're pleased to do our part in this with our EEM solution which empowers employees to better adjust their schedules, regardless of their physical location, all while meeting the evolving needs of their organizations."

To learn more about NICE EEM, click here,

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.